1934 Act Registration No. 1-30702

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2015

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

News Release

Contact:
Siliconware Precision Industries Co., Ltd.	Janet Chen, IR Director
No.45, Jieh Show Rd.	janet@spil.com.tw
Hsinchu Science Park, Hsinchu	+886-3-5795678#3675
Taiwan, 30056	Mike Ma, Spokesperson
www.spil.com.tw	mikema@spil.com.tw
+886-4-25341525#7890

Siliconware Precision Industries Reports a 5.7% Quarter-over-Quarter decline in Revenues Resulting in Earnings per Share of NT$ 0.86 or

earnings per ADS is US$ 0.13

Taichung, Taiwan, Oct 27, 2015—Siliconware Precision Industries Co., Ltd. (“SPIL” or the “Company”) (Taiwan Stock Exchange: 2325, NASDAQ: SPIL) today announced that its consolidated sales revenues for the third quarter of 2015 were NT$ 20,030 million, which represented a 5.7% decline in revenues compared to the second quarter of 2015 and a 7.5% decline in revenues compared to the third quarter of 2014. SPIL reported a net income of NT$ 2,682 million for the third quarter of 2015, compared with a net income of NT$ 3,677 million and a net income of NT$ 3,260 million for the second quarter of 2015 and the third quarter of 2014, respectively.

Diluted earnings per ordinary share was NT$ 0.86, and diluted earnings per ADS was US$ 0.13 for this quarter.

All figures were prepared in accordance with T-IFRS on a consolidated basis.

Operating results review:

•	For the third quarter of 2015, net revenues from IC packaging were NT$ 17,744 million and represented 89% of total net revenues. Net revenues from testing operations were NT$ 2,286 million and represented 11% of total net revenues.

•	Cost of goods sold was NT$ 15,090 million, representing a decrease of 2.4% compared to the second quarter of 2015 and a decrease of 6.3% compared to the third quarter of 2014.

•	Raw materials costs were NT$ 6,150 million for the third quarter of 2015 and represented 30.7% of total net revenues, whereas raw materials costs were NT$ 6,704 million and represented 31.6% of total net revenues for the second quarter of 2015.

•	The accrued expenses of bonuses to employees accounted for under cost of goods sold totaled NT$ 360 million.

2

•	Gross profit was NT$ 4,940 million for the third quarter of 2015, representing a gross margin of 24.7%, which decreased from a gross margin of 27.2% for the second quarter of 2015 and was down from 25.6% for the third quarter of 2014.

•	Total operating expenses for the third quarter of 2015 were NT$ 2,011 million, which included selling expenses of NT$ 244 million, administrative expenses of NT$ 801 million and R&D expenses of NT$ 966 million. Total operating expenses represented 10.1% of total net revenues for the third quarter of 2015.

•	The accrued expenses of bonuses to employees, directors accounted for under operating expenses totaled NT$ 205 million.

•	Operating income was NT$ 2,929 million for the third quarter of 2015, representing an operating margin of 14.6%, which decreased from 16.9% for the second quarter of 2015 and decreased from 16.7% for the third quarter of 2014.

•	Non-operating items:

•	Our non-operating income was NT$ 547 million, including net income of NT$ 478 million on fair value change of financial liabilities at fair value through profit or loss.

•	Net income before tax was NT$ 3,051 million for the third quarter of 2015, which decreased from a net income before tax of NT$ 4,332 million for the second quarter of 2015 and decreased from a net income before tax of NT$ 3,968 million for the third quarter of 2014.

•	Income tax expense was NT$ 369 million for the third quarter of 2015, compared with income tax expense of NT$ 655 million for the second quarter of 2015 and income tax expense of NT$ 708 million for the third quarter of 2014.

•	Net income was NT$ 2,682 million for the third quarter of 2015, which decreased from a net income of NT$ 3,677 million for the second quarter of 2015 and decreased from a net income of NT$ 3,260 million for the third quarter of 2014.

•	Total number of shares outstanding was 3,129 million shares as of Sept 30, 2015. Diluted earnings per ordinary share was NT$ 0.86, and diluted earnings per ADS was US$ 0.13.

Capital expenditure and balance sheet highlight:

•	Our cash balances totaled NT$ 22,437 million as of Sept 30, 2015 from NT$ 28,103 million as of Jun 30, 2015, and NT$ 20,139 million as of Sept 30, 2014.

•	Capital expenditures for the third quarter of 2015 totaled NT$ 4,425 million, which included NT$ 4,022 million for packaging equipment and NT$ 403 million for testing equipment.

•	Total depreciation expenses for the third quarter of 2015 totaled NT$ 3,228 million, which included NT$ 2,397 million was from packaging operations and NT$ 831 million from testing operations.

3

IC packaging service:

•	Net revenues from IC packaging operations were NT$ 17,744 million for the third quarter of 2015, which represented a decrease of NT$ 982 million or 5.2% compared to the second quarter of 2015.

•	Substrate-based packaging, leadframe-based packaging and wafer bumping & Flip Chip accounted for 27%, 18% and 44%, respectively, of total net revenues for the third quarter of 2015.

•	Capital expenditures for IC packaging operations totaled NT$ 4,022 million for the third quarter of 2015, which included NT$ 2,141 million for packaging and building construction and NT$ 1,881 million for wafer bumping operations.

•	As of Sept 30, 2015 we had 7,348 wirebonders installed, of which 27 were disposed in the third quarter of 2015.

IC testing service:

•	Net revenues from testing operations were NT$ 2,286 million for the third quarter of 2015, which represented a decrease of NT$ 228 million or 9.1% compared to the second quarter of 2015.

•	Capital expenditures for testing operations totaled NT$ 403 million for the third quarter of 2015.

•	As of Sept 30, 2015 we had 543 testers installed, of which 4 were added the third quarter of 2015.

4

Revenue Analysis

•	Breakdown by end applications:

By application	3Q15	2Q15
Communication	64%	66%
Computing	10%	10%
Consumer	22%	21%
Memory	4%	3%

•	Breakdown by packaging type:

By packaging type	3Q15	2Q15
Bumping & Flip Chip	44%	45%
Substrate Based	27%	25%
Leadframe Based	18%	18%
Testing	11%	12%

5

About SPIL

Siliconware Precision Industries Ltd. (“SPIL”)(NASDAQ:SPIL, Taiwan Stock Exchange:2325) is a leading provider of comprehensive semiconductor assembly and test services. SPIL is dedicated to meeting all of its customers’ integrated circuit packaging and testing requirements, with turnkey solutions that range from design consultations, modeling and simulations, wafer bumping, wafer probe and sort, package assembly, final test, burn-in, to shipment. Products include advanced leadframe, substrate packages, wafer bumping and FCBGA, which are widely used in personal computers, communications, Internet appliances, cellular phones, digital cameras, cable modems, personal digital assistants and LCD monitors. SPIL supplies services and support to fabless design houses, integrated device manufacturers and wafer foundries globally. For further information, visit SPIL’s web site at www.spil.com.tw.

Safe Harbor Statement

The information herein contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current expectation and projections about future events. Such forward-looking statements are inherently subject to known and unknown risks, uncertainties, assumptions about us and other factors that may cause the actual performance, financial condition or results of operations of SPIL to be materially different from what may be implied by such forward-looking statements. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors, including, among other things:

•	the intensely competitive personal computer, communications, consumer ICs and non-commodity memory semiconductor industries and markets;

•	cyclical nature of the semiconductor industry;

•	risks associated with global business activities;

•	non-operating losses due to poor financial performance of some of our investments;

•	our dependence on key personnel;

•	general economic and political conditions;

•	possible disruptions in commercial activities caused by natural and human induced disaster, including terrorist activities and armed conflicts and contagious disease, such as the Severe Acute Respiratory Syndrome;

•	fluctuations in foreign currency exchange rates; and

•	other risks identified in our annual reports on Form 20-F filed with the U.S. Securities and Exchange Commission each year.

The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur and our actual results could differ materially from those anticipated in these forward-looking statements.

All financial figures discussed herein are prepared pursuant to TIFRS on a consolidated basis. The investment gains or losses of our company for the three months ended Sept 30, 2015 reflect our gains or losses attributable to the third quarter of 2015 unaudited financial results of several of our investees which are evaluated under the equity method. Neither the consolidated financial data for our company for the three months ended Sept 30, 2015, nor the consolidated financial data for our company for the nine months ended Sept 30, 2015 is necessarily indicative of the results that may be expected for any period thereafter.

6

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED BALANCE SHEET (UNAUDITED)

As of Sept 30, 2015 and 2014

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	Sept 30, 2015			Sept 30, 2014		Sequential
	USD	NTD	%	NTD	%	Change	%
ASSETS
Current Assets
Cash and cash equivalent	682,587	22,436,629	19	20,138,596	18	2,298,033	11
Accounts receivable	519,187	17,065,686	14	18,926,743	17	(1,861,057)	-10
Inventories	130,634	4,293,936	4	4,440,428	4	(146,492)	-3
Other current assets	55,700	1,830,864	1	1,819,328	1	11,536	1

Total current assets	1,388,108	45,627,115	38	45,325,095	40	302,020	1

Non-current Assets
Available-for-sale financial assets	196,284	6,451,861	5	8,477,221	8	(2,025,360)	-24
Long-term investment under equity method	1,257	41,318	—	135,709	—	(94,391)	-70
Property, plant and equipment	1,995,564	65,594,191	55	57,652,745	51	7,941,446	14
Intangible assets	6,179	203,097	—	274,240	—	(71,143)	-26
Other assets	54,284	1,784,320	2	1,496,319	1	288,001	19

Total non-current assets	2,253,568	74,074,787	62	68,036,234	60	6,038,553	9

Total Assets	3,641,676	119,701,902	100	113,361,329	100	6,340,573	6

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Current Liabilities
Short-term loans	85,000	2,793,950	2	2,585,700	2	208,250	8
Financial liabilities at fair value through profit or loss-current	11,377	373,971	—	—	—	373,971	—
Accounts payable	196,168	6,448,043	5	7,624,719	7	(1,176,676)	-15
Current portion of long-term debt	123,934	4,073,723	3	6,805,331	6	(2,731,608)	-40
Other current liability	426,184	14,008,667	13	12,617,537	11	1,391,130	11
Non-current Liabilities
Bonds payable	382,311	12,566,577	11	—	—	12,566,577	—
Long-term loans	267,088	8,779,183	7	14,182,351	13	(5,403,168)	-38
Other liabilities	43,172	1,419,040	1	1,362,088	1	56,952	4

Total Liabilities	1,535,234	50,463,154	42	45,177,726	40	5,285,428	12

Stockholders’ Equity
Capital stock	948,087	31,163,611	26	31,163,611	27	—	—
Capital reserve	479,806	15,771,210	13	15,771,441	14	(231)	—
Legal reserve	303,248	9,967,775	8	8,797,005	8	1,170,770	13
Retained earnings	308,281	10,133,190	9	8,663,479	8	1,469,711	17
Other equity	67,020	2,202,962	2	3,788,067	3	(1,585,105)	-42

Total Equity	2,106,442	69,238,748	58	68,183,603	60	1,055,145	2

Total Liabilities & Shareholders’ Equity	3,641,676	119,701,902	100	113,361,329	100	6,340,573	6

Forex (NT$ per US$)		32.87		30.420

(1)	All figures are under T-IFRS.
(2)	Starting in 2015, SPIL prepares financial statements in accordance with 2013 IFRSs version endorsed by Taiwan. Under IFRS, the impact of newly effected GAAP shall be restroactively applied. The consolidated condensed balance sheets of Sept 30, 2014 have been updated accordingly.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	3 months ended on Sept 30							Sequential Comparison
Non-operating Items	3Q 2015				3Q 2014		YOY	3Q 2015	2Q 2015		QOQ
	USD	NTD		%	NTD		change %	NTD	NTD		change %
Revenues	626,418		20,029,703	100.0		21,652,107	-7.5	20,029,703		21,240,037	-5.7
Cost of Goods Sold	(471,935)		(15,090,116)	-75.3		(16,100,965)	-6.3	(15,090,116)		(15,459,056)	-2.4

Gross Profit	154,483		4,939,587	24.7		5,551,142	-11.0	4,939,587		5,780,981	-14.6

Operating Expenses
Selling Expenses	(7,620)		(243,652)	-1.2		(250,950)	-2.9	(243,652)		(259,626)	-6.2
Administrative Expenses	(25,056)		(801,151)	-4.0		(708,279)	13.1	(801,151)		(941,586)	-14.9
Research and Development Expenses	(30,209)		(965,931)	-4.9		(964,576)	0.1	(965,931)		(984,176)	-1.9

	(62,885)		(2,010,734)	-10.1		(1,923,805)	4.5	(2,010,734)		(2,185,388)	-8.0

Operating Income	91,598		2,928,853	14.6		3,627,337	-19.3	2,928,853		3,595,593	-18.5
Non-operating Items	3,812		121,878	0.6		341,007	-64.3	121,878		736,825	-83.5

Income Before Income Tax	95,410		3,050,731	15.2		3,968,344	-23.1	3,050,731		4,332,418	-29.6
Income Tax Expenses	(11,522)		(368,427)	-1.8		(708,168)	-48.0	(368,427)		(654,928)	-43.7

Net Income	83,888		2,682,304	13.4		3,260,176	-17.7	2,682,304		3,677,490	-27.1

Other comprehensive income
Exchange difference on translation of foreign financial statements	8,099		258,970			180,012				(97,201)
Unrealized loss on available-for-sale financial assets	(51,759)		(1,655,007)			(1,419,352)				(1,364,486)
Income tax relating to items that may be reclassified to profits or loss	949		30,363			120,186				20,610

Total other comprehensive income	(42,711)		(1,365,674)			(1,119,154)				(1,441,077)

Total comprehensive income	41,177		1,316,630			2,141,022				2,236,413

Earnings Per Ordinary Share- Basic		NT$	0.86		NT$	1.05			NT$	1.18

Earnings Per Ordinary Share- Diluted		NT$	0.86		NT$	1.04			NT$	0.93

Earnings Per ADS- Diluted		US$	0.13		US$	0.17			US$	0.15

Weighted Average Outstanding Shares - Diluted (‘k)			3,129,886			3,125,037				3,374,893

Forex (NT$ per US$)			31.975			30.01				30.835

(1)	All figures are under TIFRS.
(2)	1 ADS is equivalent to 5 Common Shares.
(3)	Starting in 2015, SPIL prepares financial statements in accordance with 2013 IFRSs version endorsed by Taiwan. Under IFRS, the impact of newly effected GAAP shall be restroactively applied. The consolidated condensed Income Statement of Sept 30, 2014 have been updated accordingly.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

For the nine Months Ended on Sept 30, 2015 and 2014

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	9 months ended on Sept 30, 2015 and 2014
	2015				2014		YOY
	USD	NTD		%	NTD		Change %
Net Sales	1,975,249		62,074,982	100.0		61,640,526	0.7
Cost of Goods Sold	(1,460,508)		(45,907,965)	-74.0		(46,425,302)	-1.1

Gross Profit	514,741		16,167,017	26.0		15,215,224	6.3

Operating Expenses
Selling expenses	(23,921)		(751,726)	-1.2		(690,430)	8.9
Administrative expenses	(81,604)		(2,562,713)	-4.1		(1,908,678)	34.3
Research and development expenses	(90,957)		(2,858,895)	-4.6		(2,650,855)	7.8

	(196,482)		(6,173,334)	-9.9		(5,249,963)	17.6

Operating Income	318,259		9,993,683	16.1		9,965,261	0.3
Non-operating Items	13,271		403,618	0.6		619,130	-34.8

Income Before Income Tax	331,530		10,397,301	16.7		10,584,391	-1.8
Income Tax Expenses	(45,441)		(1,423,007)	-2.3		(1,855,247)	-23.3

Net Income	286,089		8,974,294	14.4		8,729,144	2.8

Other comprehensive income
Exchange difference on translation of foreign financial statements	142		10,297			113,851
Unrealized gain(loss) on available-for-sale financial assets	(81,054)		(2,548,042)			2,425,687
Income tax relating to items that may be reclassified to profits or loss	1,425		44,909			63,577

Total other comprehensive income	(79,487)		(2,492,836)			2,603,115

Total comprehensive income	206,602		6,481,458			11,332,259

Earnings Per Ordinary Share- Basic		NT$	2.88		NT$	2.80

Earnings Per Ordinary Share- Diluted		NT$	2.63		NT$	2.78

Earnings Per ADS- Diluted		US$	0.42		US$	0.46

Weighted Average Outstanding Shares - Diluted (‘k)			3,407,264			3,139,434

Forex (NT$ per US$)			31.362			30.11

(1)	All figures are under TIFRS.
(2)	1 ADS is equivalent to 5 Common Shares.
(3)	Starting in 2015, SPIL prepares financial statements in accordance with 2013 IFRSs version endorsed by Taiwan. Under IFRS, the impact of newly effected GAAP shall be restroactively applied. The consolidated condensed Income Statement of Sept 30, 2014 have been updated accordingly.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

For 9 Months Ended on Sept 30, 2015 and 2014

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	9 months, 2015		9 months, 2014
	USD	NTD	NTD
Cash Flows from Operating Activities:
Net income before tax	331,530	10,397,301	10,584,391
Depreciation	307,889	9,678,952	8,748,015
Amortization	14,818	465,771	441,642
Change in working capital & others	(38,399)	(1,107,337)	(2,969,588)

Net cash flows provided from operating activities	615,838	19,434,687	16,804,460

Cash Flows from Investing Activities:
Acquisition of property, plant, and equipment	(342,150)	(10,785,106)	(10,896,185)
Proceeds from disposal of available-for-sale financial assets	—	—	674,622
Proceeds from disposal of equipments	3,159	99,610	293,058
Increase of equity investment	—	—	(63,818)
Payment for other changes	(12,479)	(392,060)	(450,228)

Net cash used in investing activities	(351,470)	(11,077,556)	(10,442,551)

Cash Flows from Financing Activities:
Proceeds from long-term loans	46,912	1,500,000	3,850,000
Repayment of long-term loan	(261,535)	(8,235,833)	(1,589,083)
Cash dividends distributed to shareholders	(292,387)	(9,349,083)	(5,609,436)
Increase (decrease) in deposit-in	(90)	(2,305)	114,399

Net cash used in financing activities	(507,100)	(16,087,221)	(3,234,120)

Foreign currency exchange effect	319	12,006	35,560

Net increase (decrease) in cash and cash equivalents	(242,413)	(7,718,084)	3,163,349

Cash and cash equivalents at beginning of period	956,594	30,154,713	16,975,247

Cash and cash equivalents at end of period	714,181	22,436,629	20,138,596

Forex (NT$ per US$)		31.362	30.11

(1)	All figures are under TIFRS.
(2)	Starting in 2015, SPIL prepares financial statements in accordance with 2013 IFRSs version endorsed by Taiwan. Under IFRS, the impact of newly effected GAAP shall be restroactively applied. The consolidated condensed Cash Flow Statement of Sept 30, 2014 have been updated accordingly.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: October 27, 2015	By: /s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer